UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LYSTER WATSON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E 57th STREET, 23 FL
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN DANNEELS (212) 841-6810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, Suite 1430	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I __Robert Lyster_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LYSER WATSON SECURITIES, INC._____, as of __December 31,_____, 2018____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

CEO | CCO



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lyster Watson Securities, Inc.

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm

December 31, 2018

Lyster Watson Securities, Inc.

Index



RBSMLLP

Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of
Lyster Watson Securities, Inc.
New York, NY

Opinion on the Statement of Financial Statement
We have audited the accompanying statement of financial condition of Lyster Watson Securities, Inc. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern
The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company has a history of losses and accumulated deficit. Furthermore, the Company is reliant on several large client referral fees and it is uncertain on how long this will continue. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion
These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2016.

New York, NY
March 19, 2019

Lyster Watson Securities, Inc.

Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	34,472
Referral fees receivable		52,966
Prepaid expenses		2,467
Total assets	$	89,905

Liabilities and Stockholders' Equity

Liabilities:		
Referral fees payable	$	5,925
Accrued expenses		27,020
Deferred tax liability, net		2,521
Total liabilities		35,466

Commitment

Stockholders' equity:		
Common stock, par value $.01 per share; 10,000 shares authorized; 200 shares issued and 195.07 shares outstanding		2
Additional paid-in capital		1,020,938
Treasury stock, 4.93 shares outstanding, at cost		(16,640)
Accumulated deficit		(949,861)
Total stockholders' equity		54,439
Total liabilities and stockholders' equity	$	89,905

See Notes to Financial Statements.

3

Lyster Watson Securities, Inc.

Notes to Financial Statement

Note 1 - Organization and summary of significant accounting policies:

Organization:

Lyster Watson Securities, Inc. (the "Company") was incorporated in Delaware on January 22, 1992. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i).

The Company derives its revenues primarily from referral fees from hedge fund managers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Going Concern:

The accompanying financial statement has been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern. The Company has a history of losses and an accumulated deficit. Furthermore, the Company is reliant on several large client referral fees and it is uncertain on how long this will continue. The financial statement of the Company does not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

In February 2019, the Company filed Form BDW "Uniform Request for Broker-Dealer Withdrawal." The Company filed a Form BDW to withdrawal its registration with the Securities and Exchange Commission ("SEC"), Self-Regulatory Organization ("SROs") and appropriate jurisdictions of which it is a member. This form requires the broker-dealer to disclose the amount of any funds or securities it owes customers, and whether it is the subject of any proceedings, unsatisfied judgments, liens or customer claims. These disclosures help to ensure that a broker-dealer's business is concluded in an orderly manner and the customers' funds and securities are protected. Form BDW must be approved by SEC. SEC has 60 days from the filing date to approve a Form BDW. Once approved, the Company will lose any ability to service its clients, even on a limited, liquidating-only basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Referral fees:

The Company derives referral fee revenues from the introduction of accredited investors or qualified purchasers to hedge fund managers unaffiliated with the Company or any of its affiliates. The Company has agreements with various hedge fund managers to receive a portion of the hedge fund manager's management and/or performance fees based on assets the Company has placed with the hedge fund manager. These fees are recorded on the accrual basis when earned on a periodic basis, the Company evaluates its referral fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions.

The Company incurs fees to other individuals or entities which assisted in placing assets with the hedge fund manager.

Cash equivalents:

Investments in money market funds are classified as cash equivalents.

Concentration risks:
Cash:

The Company places its cash with high credit quality financial institutions. At times, such amounts exceed the current insured amount under the Federal Deposit Insurance Corporation ("FDIC").

Income taxes:

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code and Section 660 Article 22 of New York State Tax Law. Under these sections, corporate income, in general, is taxable to the stockholders in proportion to their respective interests. The City of New York does not recognize "S" Corporations for income tax reporting purposes.

Income taxes:

The Company accounts for city income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has no unrecognized tax benefits at December 31, 2018. The Company's U.S. Federal, state and city income tax returns prior to fiscal year 2012 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2018.

Note 2 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $7,452 which was $2,452 in excess of its required net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement. The Company's net capital ratio was 4.42 to 1. The net capital did not meet the requirements but due to the audit adjustments the net capital is now in compliance.

Note 3 – Income taxes:

At December 31, 2018, the Company net deferred tax liability is comprised as follows:

Deferred tax liability	$ (5,436)
Deferred tax asset	2,915
Deferred tax liability, net	$ (2,521)

Deferred tax liability is attributable to the difference between accrual basis income (loss) and the cash basis income (loss) used for tax purposes.

The Company recognized an income tax benefit in 2018 due to the utilization of its net operating loss for NYC purposes.

Note 4 - Shareholder agreement:

In 2007, the Company amended and restated its existing shareholder agreement. The agreement provides that upon termination of employment, service or death of a shareholder or other events, as defined, such shareholder (or the shareholder's estate) shall have the right to sell its shares to the remaining shareholders. The selling price of the shares is based upon a formula based upon assets under management.

Note 5 - Subsequent events:

The Company has evaluated subsequent events through March 18, 2019. In February 2019, the Company filed Form BDW ("Uniformed Request for Broker-Dealer Withdrawal") to terminate their status as a registered broker-dealer and its awaiting SEC approval. Once the filing the approved, the Company will cease acting in the capacity of a broker-dealer.